UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of Registrant’s Name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Genenta Science S.p.A. Reports Expected Cash, Cash Equivalents, and Marketable Securities at December 31, 2025

On January 27, 2026, Genenta Science S.p.A. (the “Company”) issued a press release announcing, among other matters, its expected cash, cash equivalents, and marketable securities at December 31, 2025, to be approximately $33 million, compared to $17.7 million at June 30, 2025. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 6-K (this “Report”).

The Company’s cash, cash equivalents, and marketable securities expectations for the year ended December 31, 2025, are preliminary, unaudited, and subject to change based on the completion of ongoing internal control, review, and audit procedures. As a result, these amounts may differ materially from the amounts that will be reflected in the Company’s audited consolidated financial statements for the year ended December 31, 2025. Accordingly, shareholders should not place undue reliance on this preliminary estimate.

The information furnished in this Report, including Exhibit 99.1, is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SUBMITTED HEREWITH

Attached to this Report for the month of January 2026 is:

Exhibit No.	Description

99.1	Press release dated January 27, 2026, titled “Genenta Announces Strategic Transformation into a Biotech, Defense, Aerospace, and National Security Industrial Consolidator.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date: January 27, 2026	By:	/s/ Pierluigi Paracchi
Pierluigi Paracchi, Chief Executive Officer